SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2013

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated July 1, 2013

Press Release dated July 2, 2013

Press Release dated July 2, 2013

Press Release dated July 5, 2013

Press Release dated July 9, 2013

Press Release dated July 15, 2013

Press Release dated July 26, 2013

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: July 31, 2013

Eni: reorganization of the Gas & Power segment

Rome, July 1, 2013 - Following the reorganization of Eni’s Gas & Power activities, approved by the Company's Board of Directors, the Business Unit Optimization & Trading will be renamed Business Unit Midstream and a new Business Unit Downstream Gas & Power has been created.

The Business Unit Downstream Gas & Power, of which Eni’s Chief Executive Officer, Paolo Scaroni, has been appointed interim head, will be responsible for the development in Italy and abroad of commercial retail and mid gas & power as well as the generation of electricity power.

The Business Unit Midstream, headed by Marco Alverà, will oversee commodity trading activities, supply and oil & gas portfolio optimization, sales on wholesale gas & power markets, midstream LNG commercial activities and commodities transport.

Following the reorganization, the Gas & Power Division activities will merge into the Business Units mentioned above.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: fixed rate bond offering

San Donato Milanese (Milan), July 2, 2013 - Eni has mandated Banco Santander, SA, BNP Paribas, JP Morgan Securities Plc, Merrill Lynch International and UniCredit Bank AG as Joint Bookrunners for its upcoming fixed rate Euro benchmark size 10-year bond offering under its existing Euro Medium Term Notes Programme.

The bond is to be issued within the framework of the Euro Medium Term Note Programme and in accordance with the resolution adopted by Eni’s Board of Directors on May 30, 2013. The issuance is aimed at maintaining a well-balanced financial structure, in terms of Eni's short and medium-long term debt and average duration of the debt.

The transaction will be launched subject to market conditions and the offering is restricted to institutional investors only. The bond will be listed on the Luxembourg Stock Exchange.
Eni is rated A3 (outlook negative) by Moody’s and A (outlook negative) by Standard & Poor’s.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni successfully launched fixed rate Bond

San Donato Milanese (Milan), July 2, 2013 - Eni successfully launched today a fixed rate bond issue for a notional amount of euro 1 billion.
The transaction was placed in the international Eurobond market. The bond has a 10 year maturity and pays a fixed annual coupon of 3.25%.
The re-offer price is 98.812%. The proceeds of the bond issue have a general purposes use.

The bond will be listed on the Luxembourg Stock Exchange.

The notes were bought by institutional investors mainly in France, Germany, United Kingdom and Italy.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni has been acquitted in the investigation into the "Measure gas" proceedings by the Court of the Third Instance

The Court confirms that an offence was not committed

San Donato Milanese (Milan), July 5, 2013 - Eni informs that the Court of the Third Instance definitively confirmed the judgment of "no case to answer", issued on June 28, 2012 by the GUP of Milan because the event did not constitute a crime, rejecting the appeal of the Prosecutor of Milan.

The decision specifically refers to "Excise duty" which relates to the "Measure gas" proceedings. These proceedings were initiated following an objection in 2010 regarding elements of an alleged tax offence. The offence concerned "violations pertaining to recognition and payment of the excise on mineral oils at an amount of about euro 0.47 bn and euro 1.3 bn".

Nine current and former employees of Eni were investigated, including the General Managers of the Gas & Power Division at that time.

On February 11, 2013 the Court of the Third Instance confirmed, in a definitive order relating to Eni, the judgment of "no case to answer" previously made by the GUP of Milan on January 24, 2012 in relation to another part of the "Measure gas" proceedings.

In these proceedings 12 current and former employees of Eni were investigated, including two General Managers. The investigation followed a dispute filed in 2009 by the Public Prosecutor of Milan. The dispute concerned, among others, payment of, and/or violations pertaining to excise duty and hindering the ability of the supervisory authority within the company’s activities in the measurement and sale of natural gas.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: project for the renovation and recovery of the Gela Refinery

Rome, July 9, 2013 - Eni has met today with National and Regional Institutions and with the Trade Unions to announce a project for the renovation and recovery of the Gela refinery. The aim of the new project is to create an economically sound refinery capable of meeting the challenges of a competitive and constantly evolving market. The refinery will also be redesigned to be more environmentally friendly and respectful of the local area.

The refining industry is experiencing a structural crisis in Europe, particularly in the Mediterranean. The fall in demand for oil products has created excess capacity of approximately 100 million tons per year, equivalent to 1.5 times the entire annual consumption in Italy. This has resulted in a change in refinery utilization rates from 95% in 2005-2008 to the current 70% and a simultaneous fall in refining margins, causing significant losses for the industry.

Eni, unlike other European oil companies that are closing their refineries in Europe (15 have closed since 2008) in favor of investments in Asia and the Middle East, has decided to tackle the difficult economic situation without relocating, but rather by investing in the reorganization of Italian sites experiencing a time of crisis.

Since 2009, the refining business in Gela has accumulated heavy losses, amounting to approximately 1/3 of the losses of Eni's entire refining system. The renovation and recovery project, for which an investment of about euro 700m is expected, aims to restore the site's economic sustainability by overcoming its structural weaknesses. When fully operational in 2017, with its new industrial and organizational structure, the Gela refinery will be able to generate profits through products more suited to market requirements (maximized production of diesel and interrupted production of gasoline and polyethylene), while at the same time restoring its reliability, flexibility and operational efficiency.

The refinery’s recovery plan will be delivered through enhancing the value of human resources present in Gela, both locally and within Eni's business. Others tools will also be used on a voluntary basis, all of which are aimed at securing support for staff that are eligible for early retirement. Furthermore, the development plan does not require the use of layoffs.

Eni will continue to adapt and upgrade the Gela refinery in order to further improve its sustainability and environmental safeguards by reducing emissions even beyond the most recent IPPC (Integrated Pollution Prevention and Control) requirements.

Eni believes in creating a competitive advantage through technological innovation and research. The recovery project will turn the Gela refinery into a technological hub. The refinery will be equipped with new, technologically advanced systems (next-generation hydrocracking technology), the new T-Sand catalyst (patented by Eni) for the production of high quality diesel and the first Eni "zero waste" system for the production of energy from industrial waste. Finally, research and development activities for the production of third generation biofuels from algae will also continue.

Eni, fully aware of its role as a driving force for development, wants to turn the area of Gela into the company's most important training centre in southern Italy, and a centre of excellence in the fields of work safety and fire protection.

Moreover, the Gela refinery will provide its know-how and its structures to facilitate the establishment within the industrial site of third party activities in the fields of technological innovation and environmental sustainability.

Investments planned for the Gela refinery follow the previously announced transformation of the Venice refinery into a plant for the production of bio-fuels through proprietary "ecofining" technology.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni signs amendment to the Zubair oil field Technical Service Contract in Iraq

San Donato Milanese (Milan), July 15, 2013 - Today in Baghdad Eni has signed with South Oil Co and the Iraqi Ministry of Oil an Amendment to the Technical Service Contract for the development of the Zubair Oil Field.

The Amendment sets a new production target of 850,000 barrels of oil per day and extends the duration of the Technical Service Contract for an additional five years, until 2035.

The Technical Service Contract for the giant Zubair Oil Field, located near Basrah and regarded as one of the largest oil fields in Iraq, was awarded in 2010 as a result of Iraq’s first bidding round, with a production plateau target of 1.2 million barrels of oil per day.

Eni is Lead Contractor of a consortium that includes Occidental Petroleum Corp, Korea Gas Corp and Missan Oil Co.

The Amendment to the Technical Service Contract comes after constructive discussions between Eni and the Iraqi authorities and represents a tangible sign of the positive mutual co-operation on the development of the Field.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni completes sale of 28.57% of Eni East Africa's share to CNPC

San Donato Milanese (Milan), July 26, 2013 - Eni and China National Petroleum Corp ("CNPC") have today concluded Eni’s sale to CNPC of 28.57% of Eni East Africa’s shares, owner of a 70% interest in Area 4, located off the coast of Mozambique.

The deal was closed on the basis of the price sanctioned by the agreement signed on March 14, 2013, equal to US$ 4,210 million, integrated for contractual balances provided until the date of closing.

Through this deal, CNPC acquires a stake in Eni East Africa which equates to a 20% indirect participation in Area 4. Eni remains the indirect owner of the 50% participation owned by Eni East Africa. The remaining shares in Area 4 are held by Empresa Nacional de Hidrocarbonetos de Mozambique (ENH, 10%), Kogas (10%) and Galp Energia (10%).

CNPC’s entrance into Area 4 is strategically significant for the project because of the worldwide importance of the company in the upstream and downstream sectors.

Furthermore, the planned activities of the Joint Study Agreement, signed between the parties in March, which focus on developing the promising shale gas block located in the Sichuan Basin in China, will continue.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com